

December 11, 2012

Via E-mail
Mr. Matthew S. Kohnke
Chief Financial Officer
Dorman Products, Inc.
3400 East Walnut Street
Colmar, Pennsylvania 18915

> **Re: Dorman Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 000-18914**

Dear Mr. Kohnke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Results of Operations, page 16
Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 25, 2010, page 16
Fiscal Year Ended December 25, 2010 Compared to Fiscal Year Ended December 26, 2009, page 17

1. We note that your current discussion of changes in results of operations for the various periods presented in your financial statements includes a discussion of the factors responsible for the changes in the various categories of revenue and expenses but does not provide adequate quantification as to how each factor impacted your results of

operations for the various periods presented. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations for the periods presented.

Liquidity and Capital Resources, page 17

2. Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Financial Statements, page 20
Notes to Consolidated Financial Statements, page 26
5. Severance, Asset Impairment and Other Associated Costs, page 29

3. We note that in September 2011, you decided to exit the international portion of the ScanTech business in Sweden and that the exit of this business was to be completed by either sale or liquidation. We further note from your February 16, 2012 report on Form 8-K that although you decided to exit the business in September 2011, it was not until February 16, 2012 that you decided the ScanTech operations would be discontinued. Given that you decided in September 2011 to exit the international portion of the ScanTech business, it is unclear why the operations of international portion of ScanTech were not presented as discontinued operations at September 30, 2011 and December 31, 2011. Please clearly explain why the operations of ScanTech did not meet the classification for presentation of discontinued operations upon the decision to exit the business in September 2011. Refer to the guidance outlined in ASC 205-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief